<u>Morgan Stanley Bank, N.A. – Amendment Filing Summary of Changes – 2.14.2025</u>

1. Documents Uploaded:
   a. Form 7-R
2. Form SBSE-A/A being updated as follows:

       Schedule A – Jeffrey A. Kraus, CFO removed

                Victoria Worster added as CFO